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                               UNITED STATES                         OMB NUMBER
                     SECURITIES AND EXCHANGE COMMISSION               3235-0058
                          WASHINGTON, D.C.  20549               SEC FILE NUMBER
                                                                        0-25034
                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING
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(Check One): [  ] Form 10-K  [  ] Form 20-F  [x] Form 11-K  [  ] Form 10-Q  [  ] Form N-SAR

       For Period Ended:  December 31, 1997
                         ----------------------------------
       [   ]  Transition Report on Form 10-K
       [   ]  Transition Report on Form 20-F
       [   ]  Transition Report on Form 11-K
       [   ]  Transition Report on Form 10-Q
       [   ]  Transition Report on Form N-SAR
       For the Transition Period Ended:
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                 Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

GREATER BAY BANCORP
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Full Name of Registrant

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Former Name if Applicable

2860 WEST BAYSHORE ROAD
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Address of Principal Execution Office (Street and Number)

PALO ALTO, CA  94303
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City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    |
    |   (a)    The reasons described in reasonable detail in Part III of this
    |          form could not be eliminated without unreasonable effort or
    |          expense;
    |   (b)    The subject annual report, semi-annual report, transition report
[X] |          on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
    |          will be filed on or before the fifteenth calendar day following
    |          the prescribed due date; or the subject quarterly report of
    |          transition report on Form 10-Q, or portion thereof will be filed
    |          on or before the fifth calendar day following the prescribed due
    |          date; and
    |   (c)    The accountant's statement or other exhibit required by Rule 12b-
    |          25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                                                 (ATTACH EXTRA SHEETS IF NEEDED)
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  The Greater Bay Bancorp 401(k)Profit Sharing Plan (the "Plan") is unable to timely file its Annual Report on Form 11-K for the year ended December 31, 1997 without unreasonable effort or expense. Since the Plan has not previously been audited, Greater Bay Bancorp (the "Company") is working to compile the requisite information for the Plan and participants in the Plan to enable Coopers & Lybrand LLP ("Coopers"), the independent auditors, to complete the audit. To accelerate the first-time audit of the Plan would cause unreasonable effort and expense on behalf of the Company, and could result in problems that could be avoided if the parties were afforded more time to complete the audit of the Plan. Based on the foregoing reasons, the Plan is unable to timely file its Annual Report on Form 11-K. The Annual Report on Form 11-K will, however, be filed no later than July 14, 1998, the fifteenth day following the prescribed due date of June 29, 1998.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

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Suzanne K. Pritchard, Esq.           415            474-5360
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             (Name)               (Area Code)      (Telephone Number)
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(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section
     30 of the Investment Company Act of 1940 during the
     preceding 12 months or for such shorter period that the
     registrant was required to file such report(s) been filed?
     If answer is no, identify report(s).                        [X] Yes [ ] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements
     to be included in the subject report or portion thereof?    [ ] Yes [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                 GREATER BAY BANCORP
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
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Date June 29, 1998                           By  Steven C. Smith
     --------------                              ---------------
                                                 Steven C. Smith,
                                                 Executive Vice President, Chief Operating Officer and
                                                 Chief Financial Officer, Greater Bay Bancorp
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INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative
(other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
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                                   ATTENTION
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 INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS
                                 (SEE 18 U.S.C.1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T ((S) 232.201 or (S) 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S) 232.13(b) of this chapter).
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                                   EXHIBIT A

                       Statement of Independent Auditors
                       ---------------------------------



Greater Bay Bancorp 401(k) Profit Sharing Plan:


We have read Part III -- NARRATIVE of this Form 12b-25 of the Greater Bay Bancorp 401(k) Profit Sharing Plan, and concur with the reasons stated therein.


/s/ Coopers & Lybrand L.L.P.


San Francisco, California
June 29, 1998